March 25, 2009

Philips acquires lighting controls company Dynalite in Australia

Further strengthens Philips’ position to lead the global switch to energy-efficient lighting solutions

Amsterdam, the Netherlands and Sydney, Australia – Royal Philips Electronics (AEX: PHI, NYSE: PHG) announced today that it has acquired Dynalite, a leading maker of lighting controls headquartered in Sydney, Australia. Dynalite has become part of the Lighting Electronics business within the Philips Lighting sector. Financial details of this agreement were not disclosed.

”Sophisticated lighting control systems can provide our customers with significant cost and energy savings. A variety of lighting control methods present a solution to suit any setting, ensuring that energy is not consumed unnecessarily, while providing the user with complete flexibility and control over their environment. As such, the acquisition of Dynalite enables us to further strengthen our offering of integral energy management solutions to major corporations, property developers and hotel groups,” said Rudy Provoost, Chief Executive of Philips’ Lighting sector. “Having a prominent lighting controls business will help us to further capitalize on the growing demand for energy saving solutions. This is fueled by trends towards net zero CO2 buildings and the accelerating global switch to green energy saving solutions, partly enforced by increasing government legislations.”

Dynalite was founded in 1989 and has since become a prominent lighting control company with its energy management and building automation, architectural lighting control, home automation and residential applications solutions. The company, with offices in Australia, the U.K., China and Dubai has around 130 employees. Dynalite posted a double-digit profit margin and sales growth in 2008; a performance which is expected to continue in years to come as it starts leveraging Philips’ existing global distribution channels.

With the acquisition of Dynalite, Philips significantly expands its existing lighting controls business. The combination will have a prominent position in the global lighting controls industry with an estimated total market value of approximately EUR 2 billion. The acquisition also expands Philips’ green products portfolio, and further secures its position to lead the global shift to energy-efficient lighting solutions.

For further information, please contact:
Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

Sarah Campbell
Philips Australia Communications
Tel: +61 421 612 994
Email: sarah.campbell@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 121,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About Dynalite
Celebrating its 20th anniversary in 2009, Dynalite designs and manufactures cutting-edge lighting control and building automation solutions for architectural, commercial, home automation and energy management applications. The company’s sophisticated approach, specialist knowledge and technical expertise place Dynalite at the forefront of the industry, particularly in the area of integrated lighting control solutions. With a core belief in empowering its people and partners, Dynalite is dedicated to providing the highest possible level of service to its customers. Founded in Australia, Dynalite has grown over 20 years into a global enterprise with offices in China, UK and the Middle-East. The company is also represented by a powerful distributor and dealer network—known as Dynalite Dimension—in over 40 countries, including Australasia, the UK, continental Europe, the Middle-East, South-East Asia, North Asia, Africa and South America. News from Dynalite is located at http://dynalite-online.com/content/newsroom/index.asp.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements